FOR IMMEDIATE RELEASE

GSME Acquisition Partners I to Merge with Plastec International Holdings Limited, a China-based Plastic Injection Molding Business in $73.4 Million Transaction

Highlights
•	Merger consideration
o	GSME will issue 7.3 million of its ordinary shares in exchange for 100% of Plastec
o	Earn-out provision of up to 9.6 million shares upon achievement of certain net income growth targets over the next three fiscal years
o	Transaction valuation yields a trailing P/E multiple of 6.5x based on GSME share price of $10.00 per share

•	Plastec International Holdings Limited is a well-capitalized and profitable high-precision plastic injection molding and secondary finishing business
o	Growing market position and poised for growth due to $75 million capital investment during economic downturn over the past three years
o	Long-standing relationships with globally recognized manufacturing companies
o	Well-known private equity firm, Cathay Capital, invested $12 million in 2005 and remains a significant long-term investor

•	Unaudited Financial Results for FY ended April 30th
o	Revenue and net income doubled from FY 2005 to FY 2008
o	Despite difficult market conditions in the global electronics industry, FY 2010 year-over-year revenues increased 5.8% to $123.9 million
o	FY 2010 adjusted net income of $11.3 million
o	FY 2010 EBITDA up 8.9% to $27.6 million

•	Growth Opportunities
o	Turnaround expected in both global and China’s plastic components sector
o	Plastec expects to utilize capital from transaction and public status to pursue attractive acquisition opportunities of China-based molding companies

Shanghai, China – August 9, 2010 – GSME Acquisition Partners I (OTCBB: GSMXF, GSMEF, GSMWF) (“GSME”), a special purpose acquisition company formed for the purpose of acquiring an operating business having its primary business operations in the People’s Republic of China, and privately-held Plastec International Holdings Limited (“Plastec” or the “Company”) today jointly announced that the companies have entered into a merger agreement whereby GSME will issue 7.3 million ordinary shares and Plastec will become a wholly owned subsidiary of GSME, subject to GSME shareholder approval.

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August 9, 2010

The Transaction

Under the terms of the transaction, GSME will acquire 100.0% of Plastec in exchange for 7.3 million newly issued ordinary shares of GSME (representing a total transaction value of approximately $73.4 million based on an agreed upon share price of $10.00).  After the closing, GSME is expected to have approximately 11.2 million basic shares outstanding, based on a share price of $10.00 (not taking into account any conversions into cash by GSME shareholders or purchases of GSME shares in connection with the GSME shareholder meeting).  Plastec’s current shareholders, which consists of management, high-net worth individuals, and private equity firm Cathay Capital, will then own approximately 66% of the total issued and outstanding shares in the pro-forma company on a fully diluted basis.

In addition, Plastec’s shareholders may earn additional share consideration of up to an aggregate of 9.6 million shares for achieving certain net income growth targets for the fiscal years ending April 30, 2011, 2012, and 2013, as outlined below:

	Issued at Closing	FY 2011	FY 2012	FY 2013
Net Income	$11.3 million	$17.0 million	$22.9 million	$32.5 million
Shares Issued	7.3 million	2.8 million	3.4 million	3.4 million
Implied YoY Growth		50.2%	34.7%	42.0%

The aggregate number of shares to be issued to Plastec’s shareholders in the transaction, including the earnout shares, is derived from Plastec’s estimated 2010 net income and will be adjusted upward or downward based on Plastec’s actual 2010 net income as set forth in Plastec’s audited financial statements for its fiscal year ended April 30, 2010, which are to be completed and delivered to GSME on or prior to September 15, 2010.

The transaction is subject to approval by the shareholders of GSME and other customary closing conditions.  The closing of the transaction is anticipated to occur in October 2010, and   simultaneous to the closing of the merger, Plastec will seek listing on a US national securities exchange.

The senior management of Plastec is expected to remain unchanged following the transaction and will become the senior management of GSME.  Following the transaction, GSME’s board of directors will be comprised of 3 executive Directors and 2 non-executive Directors appointed by Plastec, one Director appointed by Cathay Capital, and one Director appointed by GSME, of which it has chosen Eli D. Scher, GSME’s Chief Executive Officer and Director.  A majority of the Board will be independent non-executive members.

Commenting on the transaction, Mr. Scher stated, “We launched our search for a merger partner with a focus on finding a well-managed, profitable, growing company with a unique niche.  In Plastec, we are merging with a company that has a proven track record of profitability in varying economic cycles, strong financial controls, and is a valued portfolio company of the well-regarded private equity firm, Cathay Capital.  Further, the Company’s infrastructure expansion during difficult economic conditions over the past two years has it well positioned for immediate and long-term growth.  We believe our merger with Plastec represents a favorable P/E multiple (FY2010 P/E:  6.5x basic) and offers the potential for substantial appreciation.  We have developed a close working relationship with Plastec’s management team and look forward to being actively involved in the growth of the Company for years to come.”

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August 9, 2010

Mr. Kin Sun Sze-To, Chairman and CEO of Plastec, stated, “We are very excited at the prospect of going public through this merger with the management at GSME, and believe that Plastec is properly positioned for growth.  Our firm has an industry-leading market position in the plastic injection molding industry in China, located near raw material suppliers and long-standing customers, and has a stellar reputation within our market.  This merger and subsequent US national securities exchange listing will increase our flexibility and access to capital while also increasing our visibility within our industry.  We feel there are numerous avenues for potential growth, including expansion into new industries such as auto and industrial applications, either organically or through complementary acquisitions.  Our goal is to continue to build upon our unique blend of experience, customer relations, and disciplined operations.”

Cohen & Co. Securities LLC is acting as financial/investment banking advisor to GSME and Graubard Miller is acting as legal advisor to GSME on this transaction.

More detailed financial information regarding the transaction and Plastec’s financial information and operations can be found in the Report of Foreign Private Issuer on Form 6-K to be filed by GSME with the Securities and Exchange Commission shortly after this announcement, and which can be obtained without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov).

Plastec History

Originally founded in 1993 by Chairman and CEO, Mr. Kin Sun Sze-To, Plastec is a plastic injection molding and finishing business.  Injection molding is a design and manufacturing process in which plastic resins are transformed into the templates used in the mass production of items such as consumer electronics, home appliances, and telecommunications equipment.

With over 4,600 employees, Plastec currently operates 5 separate, high-output, low-defect facilities (over 159,000 square meters) in the Guangdong province in Southern China and Jiangsu Province in Eastern China.  These facilities consist of state-of-the-art injection and precision tooling machines, and are strategically located near the Company’s manufacturing customers.  The Company has a dedicated team of over 125 design engineers and technicians, and has the ability to produce approximately 100 to 120 molds per month with a highly competitive lead time.

Plastec’s customer base is global, the largest percentage of which are based in Japan, Korea, Europe, and the United States.  Plastec’s customers are universally recognized manufacturers of products such as consumer electronics, home appliances, telecommunication devices, and children’s educational products.  For its fiscal year 2010, Plastec created molds that it estimates were used to create hundreds of thousands of products.  The Company has a history of precision quality control, with an industry-leading low customer return rate of 0.2 – 0.7%.  This low-default rate, quick turnaround time, and competitive pricing has led to relationships with its large, multi-national customers that average over 5 years, with several lasting over a decade.

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August 9, 2010

Capital Investment and the Opportunity for Plastic Molding in China

The global plastics market grew from 2005 – 2009 at a CAGR of approximately 3.4%, while China’s plastic component demand grew at 17% during this same time period.  Key drivers for the growth in Asia included shorter production cycles, growth in the domestic electronics manufacturing industry, and more expansive support by the Chinese government.

However in 2007, the overall outsourcing consumer electronics industry began to decline globally, despite continuing to grow locally in China.  This significantly affected Plastec’s domestic competitors in the plastic component industry, eliminating many smaller companies.  During this time, Plastec’s management made a strategic decision to invest in capital expenditures in advance of a turnaround in the Asian and global market.  During its fiscal years 2008 – 2010, the Company invested approximately $75 million in state-of-the-art machinery, tooling, and general expansion.

Financial Results

The Company’s estimated total revenues for the 12-month period April 30, 2009 to April 30, 2010 increased 5.8% from $117.1 million to $123.9 million and its adjusted net income was $11.3 million and EBITDA was $27.6 million during such time period.  See the attached tables at the end of this press release for additional summary financial information regarding Plastec.

Plastec’s financial information and data contained in this press release is unaudited and may not conform to SEC Regulation S-X.  Accordingly, such information and data may be adjusted and presented differently in GSME’s proxy statement referred to below.

This press release includes financial information (EBITDA) not derived in accordance with generally accepted accounting principles or international financial reporting standards.  Accordingly, such information may be materially different when presented in GSME’s proxy statement to be used in connection with obtaining shareholder approval.  GSME and Plastec believe that the presentation of such financial information provides more useful information to investors as it indicates more clearly Plastec’s future performance.  EBITDA was derived by taking earnings before interest, taxes, depreciation and amortization as adjusted for certain one-time non-recurring items and exclusions.

Forward Looking Statements

This press release contains “forward-looking statements.”  These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results.  Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

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August 9, 2010

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which Plastec is engaged;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in GSME’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks.  Neither GSME, nor Plastec assumes any obligation to update the information contained in this press release.

Additional Information and Where to Find It
This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities of the Company, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About GSME

GSME Acquisition Partners I, a Cayman Islands corporation, is a special purpose acquisition company formed for the purpose of acquiring an operating business having its primary business operations in the People’s Republic of China.  GSME consummated its initial public offering on November 25, 2009 and generated aggregate gross proceeds of $36,000,000.

Participants in Solicitation

GSME and its directors and executive officers and Plastec and its directors and executive officers, as well as Cohen & Co Securities LLC., may be deemed to be participants in the solicitation of proxies from the holders of GSME ordinary shares in respect of the proposed transaction.  Information about the financial interests of the foregoing individuals and entities will be set forth in GSME’s proxy statement described below.

In connection with the proposed transaction and required shareholder approval, GSME will furnish to the Securities and Exchange Commission a copy of its proxy statement under cover of a Form 6-K, which proxy statement will be mailed to its shareholders.  GSME shareholders and other interested persons are urged to read the proxy statement and other relevant materials when they become available since they will contain important information about GSME, Plastec and the proposed transaction with Plastec.  Such persons can also read GSME’s proxy statement for a description of the security holdings of the GSME officers and directors and their respective interests in the successful consummation of the proposed transaction.  The proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed transaction.  GSME shareholders may obtain a free copy of such filings at the Securities and Exchange Commission’s internet site (http://www.sec.gov).

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August 9, 2010

CONTACT:	-OR-	INVESTOR RELATIONS:
GSME Acquisition Partners I.		The Equity Group Inc.
Eli D. Scher		Adam Prior
Chief Executive Officer		Vice President
eli@gsme-cp.com		(212) 836-9606 / aprior@equityny.com

Katherine Yao
Account Executive
(212) 836-9605 / kyao@equityny.com

Investment Banking and Advisory:
Cohen & Company Securities LLC
Stuart T. Sugarman
Senior Managing Director
(212) 543-1100
ssugarman@cohenandcompany.com

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August 9, 2010

Plastec International Holdings, Ltd.
Income Statement	Audited	Audited	Estimated
	FY08	FY09	FY10
	US$'K	US$'K	US$'K

Sales	126,437	117,108	123,943
Costs of sales	(98,193)	(96,109)	(103,870)
Gross profit	28,244	20,999	20,073
Margin	22.3%	17.9%	16.2%
Selling and admin exp	(8,703)	(8,877)	(8,144)
EBIT	19,541	12,122	11,929
Margin	15.5%	10.4%	9.6%
Other incomes	331	300	748
Total operating profit	19,872	12,423	12,677
P/L on disposal of Fixed Assets	(20)	(3,722)	(5,173)
Finance costs	(1,036)	(687)	(350)
Profit before tax	18,816	8,014	7,153
Income tax	(1,108)	(99)	(1,028)
Net Income after tax	17,708	7,915	6,125
Adjusted Net Income	17,728	11,637	11,298

Supplementary Statistics
EBITDA	29,770	25,368	27,620
EBITDA margin	23.5%	21.7%	22.3%

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August 9, 2010

Plastec International Holdings, Ltd.
Balance Sheet	Audited	Audited	Estimated
	FY08	FY09	FY10
	US$'K	US$'K	US$'K
Assets

Current Assets
Inventories	12,838	10,662	9,525
Trade debtors	30,905	22,293	31,038
Other receivables	1,095	1,481	1,563
Cash & equivalents	14,788	12,184	19,398
Total current assets	59,627	46,620	61,525
Property, Plant & Mach	49,648	57,694	58,811
Other non-current assets	843	3,903	4,984
Total assets	110,119	108,218	125,319

Liabilities & shareholders' equity
Liabilities
Bank borrowings	13,639	8,024	11,667
Trade creditors	13,668	11,087	14,128
Accruals & others	5,347	5,985	9,926
Tax provision	3,441	1,982	2,077
Dividend payables	0	6,410	7,692
Total current liabilities	36,094	33,488	45,491
Other long term liabilities	5,006	4,213	6,808
Total Liabilities	41,100	37,701	52,299

Shareholders' equity
Share capital	13	13	13
Reserves	51,298	68,999	70,729
Dividneds	0	(6,410)	(3,846)
Profit for the year	17,708	7,915	6,125
Total shareholders' equity	69,019	70,517	73,021
Total liabilities & shareholers equity	110,119	108,218	125,319

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Plastec International Holdings, Ltd.
Cash Flow	Audited	Audited	Estimated
	FY08	FY09	FY10
	US$'K	US$'K	US$'K

Profit before tax	18,816	8,014	7,153
Add back: Depreciation & amortisation	10,229	13,246	15,691
Stock (increase)	(2,815)	2,177	1,137
Debtors (increase)	(3,890)	8,612	(8,745)
Other receivables (increase)	(76)	(385)	(83)
Creditors (decrease)	(1,944)	(2,580)	3,041
Other payables (decrease)	1,586	639	3,941
Bills payabels (decrease)	(732)	(592)	5,004
Adj: tax	(997)	(1,106)	(933)
Adj: Loss on disposals of PPE	20	3,722	5,173
Others	192	157	205
Operating cash flow	20,389	31,903	31,584

Dividends paid	0	0	(2,564)
Prepaid lease payments	0	(3,846)	0
Cash used in purchase of PPE	(21,844)	(24,018)	(24,728)
Others in investing activities	2,888	1,141	1,600
Net borrowings, netting off repayment	(496)	(7,784)	1,234

Net cash inflow (outflow)	937	(2,604)	7,126
Effect on exchange	105	0	88

Cash at start of year	13,746	14,788	12,184

Cash at end of year	14,788	12,184	19,398